One Corporate Center
Rye, NY 10580-1422
Tel. (914) 921-7732
Fax (914) 921-5384
pgoldstein@gabelli.com



Gabelli Funds, LLC

October 6, 2009

Bruce C. McIntosh
Secretary
The York Water Company
130 East Market Street
York, PA 17401


Re: Shareholder Proposal


Dear Mr. McIntosh:

I am enclosing on behalf of Gabelli Funds, LLC ("Gabelli Funds") a shareholder proposal and supporting statement. Under Rule 14a-8 of the Securities Exchange Act of 1934, we are requesting that The York Water Company ("York") include the proposal in its proxy statement for the 2010 Annual Meeting of Shareholders. Gabelli Funds is proposing a resolution that urges the shareholders to vote to request that the Board of Directors redeem the preferred share purchase rights issued pursuant to the Rights Agreement dated as of January 24, 2009.

Currently, Gabelli Funds beneficially owns approximately 58,150 shares of the York Common Stock. Gabelli Funds has been the beneficial owner of at least $2,000 in market value or 1% of the outstanding Common Stock of York for at least one year from the date hereof. Attached as Exhibit A is a letter from State Street reflecting that Gabelli Funds has been the beneficial owner of 9,000 shares of the Common Stock of York held in an account on behalf of The Gabelli Dividend & Income Trust, for which State Street serves as custodian, since October 1, 2008. Attached as Exhibit B is a copy of the Form 13F filed with the Securities and Exchange Commission on behalf of Gabelli Funds for the third quarter of 2008, indicating that as of September 30, 2008, Gabelli Funds was the beneficial owner of a total of 19,650 shares of the Common Stock of York.

I have also enclosed a certification on behalf of Gabelli Funds attesting to the fact that Gabelli Funds has been a beneficial owner of at least $2,000 in market value or 1% of the outstanding Common Stock of York from October 1, 2008 to the present.   It also certifies that Gabelli Funds intends to continue its beneficial ownership of such securities through the date on which York holds its 2010 annual meeting.

We appreciate your consideration of this request. If you require any additional information, please do not hesitate to contact me at (914) 921-7732.

Sincerely,

Peter D. Goldstein
Director of Regulatory Affairs

PDG:km

Enclosures

SHAREHOLDER PROPOSAL

RESOLVED: *that the shareholders of The York Water Company (the "Company")
request the Board of Directors redeem the preferred share purchase rights issued
pursuant to the Rights Agreement, dated as of January 24, 2009, unless the holders of a
majority of the outstanding shares of common stock approve the issuance at a meeting of
the shareholders held as soon as practical.*

SUPPORTING STATEMENT

As of January 24, 2009, the Board of Directors adopted a Rights Agreement. The Rights
represent a corporate anti-takeover device, commonly known as a "poison pill." Absent
Board intervention, the Rights are exercisable when a person or group acquires a
beneficial interest in 20% or more of the outstanding common stock of the Company.
Once exercisable, the Rights entitle holders to purchase shares of the Company's Series B
Junior Participating Preferred Stock.

We oppose the use of Rights to prevent a potential bidder from effecting any
merger or tender offer that is not approved by the Board of Directors. A poison pill stops
a potential bidder from taking its offer directly to the shareholders even if an
overwhelming majority would have accepted the offer. The potential bidder must instead
negotiate with management, and a Board or management may sometimes have interests
that conflict with interests of the shareholders. In effect, the pill allows a Board to
arrogate to itself the sole right to determine what price a potential buyer must pay to
acquire the entire company. The power of shareholders to accept an offer by a potential
bidder provides an important check and balance on management and the Board in their
stewardship of the shareholders' interests. We believe the shareholders should retain the
right to decide for themselves what represents a fair price for their holdings.

WE URGE SHAREHOLDERS TO VOTE IN FAVOR OF THIS PROPOSAL.

AFFIDAVIT OF PETER D. GOLDSTEIN

STATE OF NEW YORK)
)
COUNTY OF WESTCHESTER)

Peter D. Goldstein, being duly sworn, deposes and says:

1. I am Director of Regulatory Affairs of Gabelli Funds, LLC ("Gabelli Funds"). I am fully familiar with facts set forth herein and am authorized to make this affidavit on behalf of Gabelli Funds. I submit this affidavit in connection with the shareholder proposal submitted herewith by Gabelli Funds for inclusion in the proxy statement of The York Water Company ("York") for York's 2010 Annual Meeting of Shareholders.

2. Gabelli Funds has been beneficial owner of at least 1% or $2,000 in market value of the outstanding Common Stock of York throughout the period since no later than October 1, 2008 through the date hereof. Gabelli Funds intends to continue to be the beneficial owner of such securities through the date on which York's 2010 annual meeting is held. A representative of Gabelli Funds intends to appear in person or by proxy at the meeting to bring up the matter specified in the attached shareholder proposal.



[signature]
Peter D. Goldstein

Sworn to before me this
6th day of October, 2009



[signature]
Notary Public

GEORGE MALDONADO
Notary Public - State of New York
NO. 01MA6166667
Qualified in Westchester County
My Commission Expires 5-21-2011

Exhibit A.



STATE STREET.

Serving Institutional Investors Worldwide℠

October 5, 2009

To Whom It May Concern:

This will confirm that Gabelli Funds, LLC has had trading authority (which includes the power to dispose, or to direct the disposition of securities) of 9,000 shares of the Common Stock of The York Water Company held in an account on behalf of The Gabelli Dividend & Income Trust at State Street from October 1, 2008 through the date hereof.

Sincerely,

Kelly Mann

Kelly Mann
State Street Corporation
Account Manager
1776 Heritage Drive
N. Quincy, MA 02170
617-985-6679

Limited Access

Exhibit B.

Form 13F for the third quarter of 2008 referenced in Exhibit A, filed on November 14, 2008 (complete filing available on EDGAR).